 CONSOLIDATED
 FINANCIAL
 STATEMENTS

  GILDAN ACTIVEWEAR INC.
     (EXPRESSED IN US DOLLARS)

MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management’s best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for the consistency of financial data included in the text of the Annual Report with that contained in the consolidated financial statements. To assist management in the discharge of these responsibilities, the Company maintains a system of internal controls over financial reporting as described in “Management’s Annual Report of Internal Control Over Financial Reporting” on page 38 of this Annual Report.

The Company’s Audit and Finance Committee is appointed by the Board of Directors annually and is comprised exclusively of outside, independent directors. The Audit and Finance Committee meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors’ report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors. KPMG LLP have direct access to the Audit and Finance Committee of the Board of Directors.

The consolidated financial statements have been independently audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders, in accordance with Canadian generally accepted auditing standards and, with respect to the consolidated financial statements for the years ended September 30, 2007 and October 1, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued an attestation report on management’s assessment of the Company’s internal controls over financial reporting as of September 30, 2007.

[Signed: Glenn J. Chamandy]	[Signed: Laurence G. Sellyn]

Glenn J. Chamandy	Laurence G. Sellyn
President and Chief Executive Officer	Executive Vice-President,
Chief Financial and Administrative Officer
December 6, 2007

GILDAN 2007 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited the accompanying consolidated balance sheets of Gildan Activewear Inc. (the “Company”) and subsidiaries as of September 30, 2007 and October 1, 2006 and the related consolidated statements of earnings and comprehensive income, shareholders’ equity and cash flows for the years ended September 30, 2007, October 1, 2006 and October 2, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended September 30, 2007 and October 1, 2006, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of September 30, 2007 and October 1, 2006, and the results of their operations and their cash flows for the years ended September 30, 2007, October 1, 2006 and October 2, 2005, in conformity with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated December 6, 2007 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

(Signed: KPMG LLP)

Chartered Accountants
Montréal, Canada

December 6, 2007

GILDAN 2007 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

We have audited Gildan Activewear Inc.’s (the “Company”) internal control over financial reporting as of September 30, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting as presented in the section entitled “Management’s Annual Report on Internal Control over Financial Reporting” included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over the financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended September 30, 2007 and October 1, 2006, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated December 6, 2007 expressed an unqualified opinion on those consolidated financial statements.

(Signed: KPMG LLP)

Chartered Accountants
Montréal, Canada

December 6, 2007

GILDAN 2007 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2007 AND OCTOBER 1, 2006 (IN THOUSANDS OF US DOLLARS)

	2007	2006
Assets
Current assets:
Cash and cash equivalents	$9,250	$29,007
Accounts receivable	206,088	165,870
Inventories	239,963	200,653
Prepaid expenses and deposits	7,959	5,757
Future income taxes (note 14)	2,610	5,298

	465,870	406,585

Property, plant and equipment (note 4)	377,617	302,677
Other assets (note 6)	11,426	4,501
Assets held for sale (note 16)	6,610	-
Intangible assets (note 5)	2,024	9,513
Future income taxes (note 14)	10,939	-

	$874,486	$723,276

Liabilities and Shareholders’ Equity
Current liabilities:
Bank indebtedness (note 7)	$-	$3,500
Accounts payable and accrued liabilities	116,683	117,984
Income taxes payable	2,949	2,269
Current portion of long-term debt (note 8)	3,689	21,820

	123,321	145,573

Long-term debt (note 8)	55,971	12,041
Future income taxes (note 14)	24,612	29,443
Non-controlling interest in consolidated joint venture	6,932	5,654

Shareholders’ equity (note 9):
Share capital	88,061	86,584
Contributed surplus	3,953	2,365

Accumulated other comprehensive income	26,248	26,248
Retained earnings	545,388	415,368

	571,636	441,616

Total shareholders’ equity	663,650	530,565

Commitments and contingent liabilities (note 12) Subsequent event (note 21)

	$874,486	$723,276

See accompanying notes to consolidated financial statements.

On behalf of the Board: /s/ Glenn J. Chamandy	/s/ Pierre Robitalle

Glenn J. Chamandy	Pierre Robitaille
Director	Director

GILDAN 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005 (IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2007	2006	2005

Sales	$964,429	$773,190	$653,851
Cost of sales	655,280	521,095	450,570

Gross profit	309,149	252,095	203,281

Selling, general and administrative expenses	110,979	84,388	73,846
Restructuring and other charges (note 16)	28,012	20,386	11,776

Earnings before the undernoted items	170,158	147,321	117,659

Depreciation and amortization	38,777	32,383	25,615
Interest, net	4,898	3,067	4,615
Non-controlling interest in income of consolidated joint venture	1,278	260	34

	44,953	35,710	30,264

Earnings before income taxes	125,205	111,611	87,395
Income tax (recovery) expense (note 14)	(4,815)	4,782	1,352

Net earnings and comprehensive income	$130,020	$106,829	$86,043

Earnings per share (note 15):
Basic	$1.08	$0.89	$0.72
Diluted	1.07	0.88	0.72

See accompanying notes to consolidated financial statements.

GILDAN 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005 (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AMOUNTS)

				Accumulated
	Common Shares			other		Total
			Contributed	comprehensive	Retained	shareholders’
	Number	Amount	surplus	income	earnings	equity

Balance, October 3, 2004	118,794,824	$78,170	$681	$26,248	$222,496	$327,595
Stock-based compensation related to stock options and restricted share units	-	-	1,050	-	-	1,050
Shares issued under employee share purchase plan	19,832	200	-	-	-	200
Shares issued pursuant to exercise of stock options	1,094,404	5,672	-	-	-	5,672
Ascribed value credited to share capital from exercise of stock options	-	135	(135)	-	-	-
Net earnings	-	-	-	-	86,043	86,043

Balance, October 2, 2005	119,909,060	84,177	1,596	26,248	308,539	420,560

Stock-based compensation related to stock options and restricted share units (note 10 (b))	-	-	908	-	-	908
Shares issued pursuant to business acquisition (note 3)	20,000	460	-	-	-	460
Shares issued under employee share purchase plan (note 10 (a))	16,642	360	-	-	-	360
Shares issued pursuant to exercise of stock options (note 10 (b))	281,966	1,448	-	-	-	1,448
Ascribed value credited to share capital from exercise of stock options	-	139	(139)	-	-	-
Net earnings	-	-	-	-	106,829	106,829

Balance, October 1, 2006	120,227,668	86,584	2,365	26,248	415,368	530,565

Stock-based compensation related to stock options and restricted share units (note 10 (b))	-	-	1,814	-	-	1,814
Shares issued under employee share purchase plan (note 10 (a))	18,279	530	-	-	-	530
Shares issued pursuant to exercise of stock options (note 10 (b))	149,034	786	-	-	-	786
Shares issued pursuant to exercise of restricted share units (note 10 (b))	26,917	-	-	-	-	-
Ascribed value credited to share capital from exercise of stock options and Treasury restricted share units	-	226	(226)	-	-	-
Share repurchases	(2,437)	(65)	-	-	-	(65)
Net earnings	-	-	-	-	130,020	130,020

Balance, September 30, 2007	120,419,461	$88,061	$3,953	$26,248	$545,388	$663,650

See accompanying notes to consolidated financial statements.

GILDAN 2007 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005 (IN THOUSANDS OF US DOLLARS)

	2007	2006	2005

Cash flows from (used in) operating activities:
Net earnings	$130,020	$106,829	$86,043
Adjustments for:
Depreciation and amortization	42,270	32,383	25,615
Impairment loss and write-down of property, plant and equipment (note 16)	3,560	15,149	6,783
(Gain) loss on disposal of assets held for sale and property, plant and equipment	(1,198)	1,197	590
Stock-based compensation costs	1,814	908	1,050
Future income taxes	(8,919)	1,764	176
Non-controlling interest	1,278	260	34
Unrealized foreign exchange loss	3,226	843	2,552
Changes in non-cash working capital balances:
Accounts receivable	(36,392)	(41,058)	(22,694)
Inventories	(39,310)	(35,435)	(17,790)
Prepaid expenses and deposits	(2,202)	95	(1,082)
Accounts payable and accrued liabilities	(3,327)	11,046	11,979
Income taxes payable	343	740	(6)

	91,163	94,721	93,250

Cash flows from (used in) financing activities:
Increase in amounts drawn under revolving long-term credit facility	49,000	-	-
Repayment of other long-term debt	(23,201)	(23,866)	(24,739)
Increase in other long-term debt	-	691	12,086
(Decrease) increase in bank indebtedness	(3,500)	(17,830)	3,980
Repayment of capital leases	-	(186)	(157)
Proceeds from the issuance of shares	1,316	1,808	5,872
Repurchase of shares	(65)	-	-
Contribution by non-controlling interest	-	-	2,500

	23,550	(39,383)	(458)

Cash flows from (used in) investing activities:
Purchase of property, plant and equipment	(134,282)	(80,183)	(86,124)
Acquisition of Kentucky Derby Hosiery Co., Inc. (note 3)	-	(19,911)	-
Proceeds from the sale of assets held for sale	6,668	5,027	4,087
Net increase in other assets	(7,075)	(986)	(1,811)

	(134,689)	(96,053)	(83,848)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	219	(80)	187

Net (decrease) increase in cash and cash equivalents during the year	(19,757)	(40,795)	9,131

Cash and cash equivalents, beginning of year	29,007	69,802	60,671

Cash and cash equivalents, end of year	$9,250	$29,007	$69,802

Supplemental disclosure of cash flow information (note 17 (c))

See accompanying notes to consolidated financial statements.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005 (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

Gildan Activewear Inc. (the “Company”) is incorporated under the Canada Business Corporations Act. Its principal business activity is the manufacture and sale of activewear, socks and underwear. The Company’s fiscal year ends on the first Sunday following September 28. All references to 2007, 2006 and 2005 represent the fiscal years ended September 30, 2007, October 1, 2006 and October 2, 2005, respectively.

All share and per share data in these consolidated financial statements reflect the effect of the two-for-one stock splits declared in May 2005 and May 2007. See note 9 (b).

1	ACCOUNTING CHANGES

(a)	2007 Accounting changes:

Effective at the commencement of its 2007 fiscal year, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1530, “Comprehensive Income”, 3251, “Equity”, 3855, “Financial Instruments - Recognition and Measurement”, 3861, “Financial Instruments - Disclosure and Presentation”, and 3865, “Hedges”. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006 on a prospective basis, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net earnings calculated in accordance with generally accepted accounting principles.

Under these new standards, all financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the consolidated balance sheet and are measured at fair market value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held-for-trading financial investments are measured at fair value and all gains and losses are included in net earnings in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

The standards require derivative instruments to be recorded as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. Certain derivatives embedded in other contracts must also be measured at fair value. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. Derivatives that qualify as hedging instruments must be designated as either a “cash flow hedge,” when the hedged item is a future cash flow, or a “fair value hedge,” when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in net earnings.

As a result of the adoption of these standards, the Company has classified its cash equivalents as available for sale. The Company has also classified its accounts receivable as loans and receivables, and its accounts payable and long-term debt as other financial liabilities, all of which are measured at amortized cost. The adoption of these new standards also resulted in the reclassification of an amount of $26.2 million previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income” on the consolidated balance sheets. As at October 1, 2006 and September 30, 2007, all outstanding forward foreign exchange contracts were reported on a mark-to-market basis and the gains or losses were included in earnings, because the Company elected not to follow hedge accounting for these derivatives. The adoption of these standards had no impact on the consolidated statements of earnings.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005 (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

1	ACCOUNTING CHANGES (CONTINUED)

(b)	Future accounting changes:

Capital Disclosures

In December 2006, the CICA issued Section 1535, “Capital Disclosures”. This section established standards for disclosing information about an entity’s capital and how it is managed. This Section is effective for fiscal periods beginning on or after October 1, 2007. This new standard relates to disclosure only and will not impact the financial results of the Company.

Financial Instruments - Disclosure and Presentation

In December 2006, the CICA issued Section 3862, “Financial Instruments - Disclosure”, and Section 3863, “Financial Instruments - Presentation”. These sections replace the existing Section 3861, “Financial Instruments - Disclosure and Presentation”. These sections are effective for fiscal periods beginning on or after October 1, 2007. Disclosure standards are enhanced and expanded to complement the changes in accounting policy adopted in accordance with Section 3855, “Financial Instruments - Recognition and Measurement”. These new standards relate to disclosure only and will not impact the financial results of the Company.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards (“IFRS”). This Section provides changes to the measurement and more extensive guidance on the determination of cost, including allocation of overhead; narrows the permitted cost formulas; requires impairment testing; and expands the disclosure requirements to increase transparency. This Section applies to interim and annual financial statements beginning on or after January 1, 2008. The Company has not yet determined what the impact of adopting this standard will have on its consolidated financial statements.

International Financial Reporting Standards

In 2005, the Accounting Standards Board of Canada (“AcSB”) announced that accounting standards in Canada are to converge with IFRS. In May 2007, the CICA published an updated version of its “Implementation Plan for Incorporating International Financial Reporting Standards into Canadian GAAP”. This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian generally accepted accounting standards with IFRS. It is anticipated that the decision on the changeover date from current Canadian GAAP to IFRS will be made by the CICA by March 31, 2008. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy which must be addressed. The Company is currently assessing the future impact of these new standards on its consolidated financial statements.

2	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements are expressed in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in Canada. The principal accounting policies of the Company are summarized as follows:

(a)	Basis of presentation:

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and a joint venture for which the Company is considered the primary beneficiary. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

The Company considers all liquid investments with maturities of three months or less when acquired to be cash equivalents.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005 (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c)	Inventories:

Inventories are stated at the lower of cost and market value. Cost is established based on the first-in, first-out method. Market value is defined as replacement cost for raw materials and net realizable value for work in process and finished goods.

(d)	Property, plant and equipment:

Property, plant and equipment are recorded at cost. Depreciation is calculated on a straight-line basis at the following annual rates:

Asset	Rate

Buildings and improvements	2 1/2% to 20%
Equipment	6 2/3% to 25%

Assets not in service include expenditure incurred to-date for plant expansions which are still in process and equipment not yet in service as at the balance sheet date. Depreciation on these assets commences when the assets are put into service.

(e)	Intangible assets:

Intangible assets, which represent customer contracts and customer relationships included in the acquisition of Kentucky Derby Hosiery Co., Inc., are being amortized on a straight-line basis over a period of fifteen years.

(f)	Impairment of long-lived assets:

Long-lived assets, consisting of property, plant and equipment and intangible assets with finite lives, are reviewed for potential impairment whenever events and changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. An impairment loss would be recognized when the estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. The amount of the impairment loss recognized is measured as the amount by which the carrying value for an asset exceeds the fair value of the asset, with fair value being determined based upon discounted cash flows or appraised values, depending on the nature of the asset.

(g)	Deferred charges:

Plant start-up costs are deferred and amortized on a straight-line basis over two years. The amortization of these charges is included in “Depreciation and amortization”.

(h)	Foreign currency translation:

Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than U.S. dollars are translated at the rates of exchange at the balance sheet date. Other balance sheet items, denominated in currencies other than U.S. dollars, are translated at the rates prevailing at the respective transaction dates. Income and expenses, denominated in currencies other than U.S. dollars, are translated at average rates prevailing during the year. Gains or losses on foreign exchange are recorded in the consolidated statements of earnings.

The foreign subsidiaries are considered to be integrated foreign operations, and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of earnings.

(i)	Revenue recognition:

Sales are recognized upon shipment of products to customers, since title passes upon shipment. At the time of sale, estimates are made for customer price discounts and rebates based upon existing programs. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs and a provision for estimated sales returns, which is based on historical experience and other known factors, and exclude sales taxes.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005 (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Cost of sales and gross profit:

Cost of sales includes all raw material costs, manufacturing conversion costs, sourcing costs and transportation costs incurred until the receipt of finished goods at the Company’s distribution facilities, but excludes depreciation expense. Cost of sales also includes costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, insurance, internal transfers of finished goods, and customs and duties.

Gross profit is the result of sales less cost of sales. The Company’s gross margins may not be comparable to this metric as reported by other companies, since some entities include depreciation expense and distribution costs in cost of sales, whereas the Company includes them in depreciation and amortization and selling, general and administrative expenses, respectively.

(k)	Selling, general and administrative expenses:

Selling, general and administrative (SG&A) expenses include costs incurred subsequent to the receipt of finished goods at the Company’s distribution facilities, excluding depreciation expense and costs of inter-warehouse transfers of finished goods. The principal components of SG&A expenses include warehousing and handling costs, the cost of shipping goods to customers, selling and administrative personnel costs, advertising and marketing expenses, leased facilities and equipment cost, professional fees, and other general and administrative expenses.

(l)	Product introduction expenditures:

Product introduction expenditures are one-time fees paid to retailers to allow the Company’s products to be placed on store shelves. These fees are recognized as a reduction in revenue when incurred unless the Company receives a benefit over a period of time and certain other criteria are met, such as recoverability and enforceability. In this case, these fees are recorded as an asset and are amortized as a reduction of revenue over the term of the arrangement. The Company evaluates the recoverability of these assets on a quarterly basis.

(m)	Cotton and yarn procurements:

The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If market prices for cotton and yarn fall significantly below the committed future purchase prices, the Company estimates the costs of cotton and yarn that are not recoverable in future sales of finished goods, and records a charge to earnings.

(n)	Financial instruments and hedging relationships:

The Company may periodically use derivative financial instruments, such as forward foreign exchange contracts, to manage risks related to fluctuations in exchange rates. Derivative financial instruments are not used for trading purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.

When the Company utilizes derivatives in hedge accounting relationships, the Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting cash flows of hedged items. When hedging instruments become ineffective before their maturity or the hedging relationship is terminated, deferred gains or losses on such instruments continue to be deferred and charged to earnings in the same period as the corresponding gains or losses for the hedged items; gains and losses realized subsequently as a result of marking-to-market are charged directly to earnings. If the hedged item ceases to exist due to its maturity, expiry, cancellation or exercise before the hedging instrument expires, deferred gains or losses are charged to earnings. Any derivative instrument that does not qualify for hedge accounting is marked-to-market at each reporting date and the gains or losses are included in earnings.

As at October 1, 2006 and September 30, 2007, all outstanding forward foreign exchange contracts were reported on a mark-to-market basis, and the gains or losses were included in earnings. The Company elected not to apply hedge accounting for these derivatives.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(o)	Income taxes:

The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. Future income tax assets are evaluated and, if realization is not considered to be more likely than not, a valuation allowance is recorded.

The Company’s income tax provision is based on domestic laws in the various countries in which it operates as well as applicable international tax treaties. These tax rules and regulations are subject to interpretation and require estimates and assumptions that may be challenged by taxation authorities. The Company’s estimates of income tax assets and liabilities are periodically reviewed and adjusted as circumstances warrant, such as changes to tax laws and administrative guidance, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within the relevant statutes. The final results of government tax audits and other events may vary materially compared to estimates and assumptions used by management in determining the provision for income taxes and in valuing income tax assets and liabilities.

(p)	Stock-based compensation and other stock-based payments:

Effective the commencement of its 2004 fiscal year, the Company follows the fair value-based method to account for all transactions where services are received in exchange for stock-based compensation and other stock-based payments. For stock options and Treasury restricted share units, compensation cost is measured at the fair value at the date of grant and is expensed over the award’s vesting period. For non-Treasury restricted share units, the compensation cost is ultimately measured based on the market price of the Company’s shares at the vesting date and is recognized by amortizing the cost over the vesting period. The offsetting liability is marked-to-market until the vesting date with any changes in the market value of the Company’s shares resulting in a change in the measure of compensation cost for these awards, which is recorded in the periods in which these changes occur.

In fiscal 2006, the Company changed its accounting policy to estimate forfeitures of stock options and restricted share units when determining stock-based compensation. In prior years, the Company accounted for forfeitures as they occurred. This change in accounting policy had no significant impact on the financial position of the Company or on the results of its operations.

For employee share purchase plans, the Company’s contribution, on the employee’s behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of stock is also recorded as an increase to share capital.

(q)	Employee future benefits:

The Company offers group defined contribution plans to eligible employees whereby the Company matches employees’ contributions up to a fixed percentage of the employee’s salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred.

(r)	Earnings per share:

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed in the same manner, except that the weighted average number of common shares outstanding for the period is increased to include additional shares from the assumed exercise of options, if dilutive, and the issuance of restricted share units. The number of additional shares is calculated by assuming that outstanding options are exercised and that the proceeds from such exercises, as well as the amount of unrecognized stock-based compensation are used to repurchase common shares at the average share price for the period.

(s)	Environmental expenditures:

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
 YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t)	Business acquisitions:

The Company accounts for business acquisitions using the purchase method. Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets including identifiable intangible assets, on the basis of estimated fair values as at the date of purchase, with any excess being assigned to goodwill. When the amounts assigned to identifiable net assets exceed the cost of the purchase, resulting in negative goodwill, the excess is applied, to the extent possible, to certain non-current assets, with the balance recorded as an extraordinary gain.

(u)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Financial results as determined by actual events could differ materially from those estimates.

Significant areas requiring the use of management estimates and assumptions include the allowance for doubtful accounts, inventory obsolescence, income tax assets and liabilities, stock-based compensation costs, the fair value of identifiable tangible and intangible assets in a business combination and the useful life and recoverability of property, plant and equipment and intangible assets.

3	BUSINESS ACQUISITION

Effective July 6, 2006, the Company acquired 100% of the common shares of Kentucky Derby Hosiery Co., Inc. (“Kentucky Derby”), a U.S. hosiery manufacturer with corporate headquarters in Hopkinsville, Kentucky. The total purchase price of $20,371, including transaction costs, was paid in cash, except for $460 which was settled through the issuance of common shares of the Company. The purpose of the acquisition was to enhance and accelerate the Company’s strategy to enter the North American mass-market retail channel as a supplier of socks, underwear and activewear.

The Company accounted for this acquisition using the purchase method and the results of Kentucky Derby have been consolidated with those of the Company from the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$15,081
Income taxes receivable	775
Inventory	30,357
Prepaid expenses	1,458
Property, plant and equipment	6,993
Customer contracts and customer relationships	9,866

64,530
Liabilities assumed:
Bank indebtedness	17,350
Accounts payable and accrued liabilities	16,734
Long-term debt	10,075

44,159
Net assets acquired	$20,371

Consideration:
Cash	$19,000
20,000 common shares	460
Transaction costs	911

$20,371

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
 YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

3	BUSINESS ACQUISITION (CONTINUED)

Immediately following the acquisition, the Company repaid the entire amount of bank indebtedness and $3,987 of long-term debt.

The value of the shares issued as consideration for the business acquisition was $23.00 per share, which was determined using the Company’s average closing share price on the New York Stock Exchange over a reasonable period before and after the date on which the terms of the purchase consideration were agreed to and announced.

Included in the purchase price allocation was an accrual of $1,500 for estimated costs, which includes severance and other employee related costs for the restructuring and integration of the operations of Kentucky Derby. During fiscal 2007, $775 was paid relating to severance and other employee related costs. The restructuring and integrating process is expected to be completed during the first half of fiscal 2008. As at September 30, 2007, the balance of $725 is included in “Accounts payable and accrued liabilities”.

4	PROPERTY, PLANT AND EQUIPMENT

			2007

	Cost	Accumulated depreciation	Net book value

Land	$22,951	$-	$22,951
Buildings and improvements	125,916	22,503	103,413
Equipment	315,841	103,218	212,623
Assets not in service	38,630	-	38,630

	$503,338	$125,721	$377,617

			2006

	Cost	Accumulated depreciation	Net book value

Land	$21,669	$-	$21,669
Buildings and improvements	109,949	19,442	90,507
Equipment	264,020	107,530	156,490
Assets not in service	34,011	-	34,011

	$429,649	$126,972	$302,677

Assets not in service include expenditures incurred to-date for plant expansions which are still in process and equipment not yet in service as at the balance sheet date.

5	INTANGIBLE ASSETS

	2007	2006

Customer contracts and customer relationships (note 3)	$9,866	$9,866
Less reversal of valuation allowance on acquired future tax assets	(7,340)	-
Less accumulated amortization	(502)	(353)

	$2,024	$9,513

In the fourth quarter of fiscal 2007, the Company determined that it was more likely than not that it would be able to realize the future income tax assets with respect to its wholly-owned subsidiary, Kentucky Derby, which were not originally recognized at the date of acquisition. In accordance with generally accepted accounting principles, this benefit was recorded as a reduction of the unamortized intangible asset related to this acquisition.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
 YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

6	OTHER ASSETS

	2007	2006

Long-term prepaid expenses and other	$5,482	$1,131
Plant start-up costs, net of accumulated amortization of $1,603 (2006 - $808)	2,548	1,590
Long-term receivable	2,251	758
Deferred corporate transaction costs in connection with acquisition (note 21)	1,070	-
Deposits	75	581
Prepaid equipment rental	-	441

	$11,426	$4,501

7	BANK INDEBTEDNESS

The Company’s joint venture, CanAm, has a revolving line of credit in the amount of $4,000. The borrowings are due on demand and bear interest at 30-day LIBOR plus 2.0% (7.12% at September 30, 2007; 7.58% at October 1, 2006). The line of credit is secured by a first ranking security interest on the assets of the joint venture.

As at October 1, 2006, the joint venture had utilized $3,500 of its line of credit. The balance was paid in full during fiscal 2007.

8	LONG-TERM DEBT

	2007	2006

Secured:
Senior notes (a)	$-	$17,500
Term loan, repayable in monthly instalments, bearing interest at 30-day LIBOR plus 2.50% (7.62% at September 30, 2007; 8.07% at October 1, 2006), maturing in September 2012; secured by assets (c)	6,659	9,657
Term loan, repayable in monthly instalments, bearing interest at a fixed rate of 6%, maturing in December 2008; secured by equipment (c)	407	734
Municipal bonds, repayable in annual instalments, bearing interest at variable rates (4.15% at September 30, 2007; 3.85% at October 1, 2006), maturing in January 2010; secured by building and equipment (d)	2,144	2,860
Notes payable to bank due in monthly instalments, bearing interest at fixed rates ranging from 4.39% to 5.38%, maturing from December 2007 to June 2009; secured by equipment (d)	974	2,128
Note payable to bank due in monthly instalments, bearing interest at a fixed rate of 4.84%, maturing in October 2009; secured by equipment (d)	438	647
Note payable to bank due in monthly instalments, bearing interest at NY Prime plus 0.25% (8.50% at October 1, 2006) (d)	-	195

	10,622	33,721

Current portion of secured debt	3,652	21,712

	$6,970	$12,009

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

8	LONG-TERM DEBT (CONTINUED)

	2007	2006

Unsecured:
Revolving term credit facility (b)	$49,000	$-
Term loans, bearing interest at rates up to 5% per annum, maturing at various dates through 2008	38	140

	49,038	140

Current portion of unsecured debt	37	108

	$49,001	$32

Total secured and unsecured long-term debt	$55,971	$12,041

(a)

The notes bore interest at 9.51% on $13,750 and 9.88% on $3,750, and were secured by tangible and intangible property of the Company. The combined effective interest rate on the senior notes for fiscal 2007 and 2006 was 9.59%. The notes were repaid in May 2007.

(b)

The Company has a committed revolving long-term credit facility for a maximum of $300,000, which matures in June 2012. The facility is unsecured. As at September 30, 2007, $49,000 was drawn under this facility bearing a combined effective interest rate of 6.16%. There were no amounts drawn under this facility at October 1, 2006. On October 30, 2007, the Company increased its revolving long-term credit facility to a maximum of $400,000.

(c)	These term loans have been entered into by CanAm, the Company’s joint venture with Frontier Spinning Mills, Inc.

The fixed assets of CanAm serve as collateral for the long-term borrowings of CanAm. Other creditors of CanAm do not have any recourse to the general credit of the Company.

(d)	As a result of the acquisition of Kentucky Derby, described in note 3, the Company assumed the obligations entered into by Kentucky Derby.

Under various financing arrangements with its bankers and other long-term lenders, the Company is required to meet certain covenants. The Company was in compliance with all of these covenants as at September 30, 2007 and October 1, 2006.

Principal payments due on long-term debt are as follows:

Fiscal year

2008	$3,689
2009	2,843
2010	2,371
2011	1,634
2012	49,123

$59,660

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

9	SHAREHOLDERS’ EQUITY

(a)

On December 1, 2004, the Board of Directors adopted a shareholder rights plan, which became effective that same day. At the annual and special meeting of the shareholders on February 2, 2005, the shareholders approved a resolution confirming the ratification of the shareholder rights plan. The objectives of the shareholder rights plan are to provide the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b)

On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares, to shareholders of record on May 20, 2005. On May 2, 2007, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares, to shareholders of record on May 18, 2007. All share and per share data in these consolidated financial statements reflect the effect of the stock splits on a retroactive basis.

(c)	Accumulated other comprehensive income:

At the commencement of fiscal 2004, the Company adopted the U.S. dollar as its functional and reporting currency. The change in the functional currency for the prior periods resulted in a currency translation adjustment of $26,248, which is reflected in the accumulated other comprehensive income.

(d)	Share capital:

Authorized

First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at September 30, 2007 and October 1, 2006 none of the first and second preferred shares were issued. Common shares authorized without limit as to number and without par value.

Issued

As at September 30, 2007 there were 120,419,461 (2006 - 120,227,668) common shares issued and outstanding.

10	STOCK-BASED COMPENSATION

(a)	Employee share purchase plans:

The Company has an employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase from Treasury, common shares of the Company at a price of 90% of the then current stock price as defined in the plans. Employees purchasing shares under the plans must hold the shares for a minimum of one year. The Company has reserved 2,800,000 common shares for issuance under the plans. As at September 30, 2007, a total of 140,433 (2006 - 122,154) shares were issued under these plans. Included as compensation costs in “Selling, general and administrative expenses” is $51 (2006 - $31) relating to the employee share purchase plans.

(b)	Stock options and restricted share units:

The Company’s Long Term Incentive Plan (the “LTIP”) includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units (“Treasury RSUs”) and non-dilutive restricted share units (“non-Treasury RSUs”) to officers and other key employees of the Company and its subsidiaries. On February 2, 2006, the shareholders of the Company approved an amendment to the LTIP to fix at 6,000,316 the number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs. As at September 30, 2007, 3,843,140 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Stock options vest equally over a two to five-year period from the date of grant, and expire no more than ten years after the date of the grant.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10	STOCK-BASED COMPENSATION (CONTINUED)

(b) Stock options and restricted share units (continued)

Changes in outstanding stock options were as follows:

	Number	Weighted average exercise price

		(in Canadian dollars)
Options outstanding, October 2, 2005	1,137,556	$6.31
Exercised	(281,966)	6.19

Options outstanding, October 1, 2006	855, 590	6.35
Granted	180,632	27.28
Exercised	(149,034)	5.54
Forfeited	(34,630)	27.25

Options outstanding, September 30, 2007	852,558	$10.08

The weighted average fair value of each option granted in fiscal 2007 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

Risk free interest rate	3.9%
Expected volatility	29.0%
Expected life	4.66 years
Expected dividend yield	nil

The grant date weighted average fair value of options granted in fiscal 2007 was CA$8.57.

The following table summarizes information about stock options outstanding and exercisable at September 30, 2007:

	Options outstanding			Options exercisable

Range of exercise prices	Number	Weighted average exercise price	Weighted average remaining contractual life (yrs)	Number	Weighted average exercise price

(in Canadian dollars)		(in Canadian dollars)			(in Canadian dollars)
$1.29 - 2.44	77,576	$2.05	1.29	77,576	$2.05
$5.00 - 5.39	65,060	5.24	4.09	65,060	5.24
$6.06 - 6.88	338,778	6.35	3.00	338,778	6.35
$8.50 - 10.22	225,142	8.68	3.52	225,142	8.68
$27.17 - 30.67	146,002	27.29	6.02	-	-

	852,558	$10.08		706,556	$6.52

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005 (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

10	STOCK-BASED COMPENSATION (CONTINUED)

(b) Stock options and restricted share units (continued)

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. With the exception of a special, one-time award, which vests at the end of an eight-year period, all other Treasury RSUs awarded to date vest at the end of a five-year vesting period. The vesting of 50% of the Treasury RSUs are dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly listed companies. Compensation expense relating to the Treasury RSUs is recognized in the financial statements over the vesting period based on the fair value of the Treasury RSUs on the date of the grant and estimates relating to forfeitures and the probability of the performance objectives being met. The fair value of the Treasury RSUs granted is equal to the market price of the common shares of the Company at the time of grant.

Changes in outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit

		(in Canadian dollars)

Treasury RSUs outstanding, October 2, 2005	712,000	$11.74
Granted	241,000	22.86
Forfeited	(120,000)	12.78

Treasury RSUs outstanding, October 1, 2006	833,000	14.81
Granted	240,000	31.22
Settled through the issuance of common shares	(26,917)	10.61
Forfeited	(104,768)	14.19

Treasury RSUs outstanding, September 30, 2007	941,315	$18.83

As of September 30, 2007, none of the outstanding Treasury RSUs were vested. The compensation expense included in “Selling, general and administrative expenses” and “Costs of sales”, in respect of the options and Treasury RSUs, was $1,814 (2006 - $908). The counterpart has been recorded as contributed surplus. When the shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.

Changes in outstanding non-Treasury RSUs were as follows:

Number

Non-Treasury RSUs outstanding, October 1, 2006	-
Granted	69,628
Settled	(88)
Forfeited	(13,264)

Non-Treasury RSUs outstanding, September 30, 2007	56,276

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they will be settled in cash at the end of the vesting period. The settlement amount is based on the Company’s stock price at the vesting date. As of September 30, 2007, the weighted average fair value per non-Treasury RSU was CA$39.39. No common shares are issued from treasury under such awards and they are, therefore, non-dilutive. As of September 30, 2007, none of the outstanding non-Treasury RSUs were vested.

The compensation expense included in “Selling, general and administrative expenses” and “Costs of sales”, in respect of the non-Treasury RSUs, was $440 (2006 - nil).

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005 (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

11	DEFERRED SHARE UNIT PLAN

The Company has a deferred share unit plan for independent members of the Company’s Board of Directors who must receive 50% of their annual board retainers in the form of deferred share units (“DSUs”). The value of these DSUs is the market price of the Company’s common shares at the time of payment of the retainers or fees. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at September 30, 2007, there were 11,504 (2006 - 3,982) DSUs outstanding at a value of $453 (2006 - $96). This amount is included in “Accounts payable and accrued liabilities”. The DSU obligation is adjusted each quarter based on the market value of the Company’s common shares. The Company includes the cost of the DSU plan in “Selling, general and administrative expenses”.

Changes in outstanding DSUs were as follows:

Number

DSUs outstanding, October 2, 2005	5,332
Granted	2,994
Settled	(4,344)

DSUs outstanding, October 1, 2006	3,982
Granted	7,522

DSUs outstanding, September 30, 2007	11,504

12	COMMITMENTS AND CONTINGENT LIABILITIES

(a)	The minimum annual lease payments under operating leases for premises, equipment and aircraft are approximately as follows:

Fiscal year

2008	$6,881
2009	6,910
2010	6,236
2011	5,670
2012	4,186
Thereafter	19,120

$49,003

(b)	As at September 30, 2007, there were contractual obligations outstanding of approximately $40,507 for the acquisition of property, plant and equipment (2006 - $46,882).

(c)

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a materially adverse effect on the financial position or results of operations of the Company.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005 (IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

12	COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

(d)

In November 2002, one of the Company’s Mexican subsidiaries (“Gildan Mexico”) received a tax assessment from a regional taxation office relating to duties for the 2000 fiscal year for approximately $6,000. The substance of the assessment was that the Mexican taxation authorities adopted the position that Canadian-made textiles shipped to Gildan Mexico for sewing processing had not subsequently been exported from Mexico. Gildan Mexico appealed the assessment and was successful in obtaining a judgment in its favor. Notwithstanding the judgment, the regional Mexican taxation office issued a new assessment in March 2005 and increased the assessed amount to approximately $7,100, primarily comprised of interest and late payment penalties. Shortly after receiving the second assessment, Gildan Mexico again filed an appeal. In July 2006, Gildan Mexico received notification that its appeal of the second assessment for fiscal 2000 was unsuccessful. The Company received legal opinions that the tax assessment was without merit under Mexican law governing re-export for maquiladora operations. Additionally, Gildan Mexico, a maquiladora operation, provided documentation to establish that the textiles imported into Mexico for sewing were subsequently exported to the United States and Canada.

In April 2007, a new law, which was passed by the Mexican Congress in December 2006, was formally enacted. The provisions of this law allowed Gildan Mexico to apply for the forgiveness of all of the interest and penalties and a substantial amount of the principal related to this tax assessment. In May 2007, Gildan Mexico filed an application requesting that the provisions of the new law be applied to its outstanding tax assessment. The Mexican taxation authorities accepted the application in May 2007 and Gildan Mexico settled the assessment with a payment of $400 during the third quarter of fiscal 2007. The Company had previously recorded a charge for this amount, which was reflected in “Selling, general and administrative expenses” in the second quarter of fiscal 2007. Gildan Mexico has been released from all previously tax assessed amounts by the Mexican taxation authorities.

13	GUARANTEES

The Company, and some of its subsidiaries, have granted corporate guarantees, irrevocable standby letters of credit and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform its contractual obligations. As at September 30, 2007, the maximum potential liability under these guarantees was $13,600, of which $5,500 was for surety bonds and $8,100 was for corporate guarantees and standby letters of credit. The standby letters of credit mature at various dates during fiscal 2008, the surety bonds are automatically renewed on an annual basis and the corporate guarantees mature at various dates up to fiscal 2010.

As at September 30, 2007, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items. Management has determined that the fair value of the non-contingent obligations requiring performance under the guarantees in the event that specified triggering events or conditions occur approximates the cost of obtaining the standby letters of credit and surety bonds.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14	INCOME TAXES

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2007	2006	2005

Combined basic Canadian federal and provincial income taxes	$40,291	$35,459	$27,075

Increase (decrease) in income taxes resulting from:
Effect of different tax rates on earnings of foreign subsidiaries	(38,288)	(33,664)	(29,016)
Effect of income tax recovery	(7,601)	-	-
Effect of non-deductible expenses and other	783	2,987	3,293

	$(4,815)	$4,782	$1,352

For fiscal 2007, the income tax recovery of $7,601 relates to previously unrecognized tax benefits of a prior taxation year.

For fiscal 2005, the effect of different tax rates on earnings of foreign subsidiaries was greater than the amount computed by applying the combined Canadian tax rates to consolidated earnings before income taxes. This occurred due to a combination of losses incurred in the Canadian parent company that generated a recovery of income taxes at statutory Canadian rates, and earnings in the Company’s subsidiaries that generated income tax expense at relatively low tax rates.

The components of income tax expense (recovery) are as follows:

	2007	2006	2005

Current income taxes	$4,104	$3,018	$1,176
Future income taxes	(8,919)	1,764	176

	$(4,815)	$4,782	$1,352

The Company has not recognized a future income tax liability for the undistributed earnings of its subsidiaries in the current or prior years because the Company currently does not expect to sell those investments, and for those undistributed earnings that would become taxable, there is no intention to repatriate the earnings.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

14	INCOME TAXES (CONTINUED)

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2007	2006

Future income tax assets (liabilities):
Non-capital losses and research and development expenses	$11,872	$5,495
Reserves and accruals	2,263	5,561
Other	321	3,665

	14,456	14,721
Less valuation allowance	(907)	(7,340)

	13,549	7,381
Property, plant and equipment and other	(24,612)	(31,526)

Net future income tax liability	$(11,063)	$(24,145)

Presented as:
Current assets	$2,610	$5,298
Long-term assets	10,939	-
Long-term liabilities	(24,612)	(29,443)

	$(11,063)	$(24,145)

In fiscal 2006, the Company recorded a valuation allowance of $7,340, due to the uncertainty of recognizing the tax benefits of unused tax losses and deductible temporary differences arising from the acquisition of Kentucky Derby. During fiscal 2007, the Company concluded that these tax benefits are more likely than not to be realized. Accordingly, the valuation allowance has been reversed and applied to reduce the unamortized portion of the intangible assets relating to the Kentucky Derby acquisition, as indicated in note 5 to the consolidated financial statements.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

15	EARNINGS PER SHARE

A reconciliation between basic and diluted earnings per share is as follows:

	2007	2006	2005

Basic earnings per share:
Basic weighted average number of common shares outstanding	120,339,830	120,103,366	119,381,932

Basic earnings per share	$1.08	$0.89	$0.72

Diluted earnings per share:
Basic weighted average number of common shares outstanding	120,339,830	120,103,366	119,381,932
Plus impact of stock options and Treasury RSUs	1,198,482	1,148,402	887,820

Diluted weighted average number of common shares outstanding	121,538,312	121,251,768	120,269,752

Diluted earnings per share	$1.07	$0.88	$0.72

All stock options and Treasury RSUs outstanding for fiscal 2007, 2006 and 2005 were dilutive.

16	RESTRUCTURING AND OTHER CHARGES

The following table summarizes the components of restructuring and other charges:

	2007	2006	2005

Accelerated depreciation (a)	$3,493	$-	$-
Net gain on disposal of assets held for sale (b)	(1,530)	-	-
Asset impairment loss and write-down of property, plant and equipment (a) (c)	3,560	15,149	6,783
Severance (a) (c)	13,619	2,141	3,688
Charge to comply with employment contract (d)	-	1,456	1,050
Other (a)(e)	8,870	1,640	255

	$28,012	$20,386	$11,776

(a)

In September 2006, the Company announced a restructuring of its Canadian manufacturing operations, involving the closure of its textile manufacturing facility in Valleyfield, Quebec and the downsizing of its Montreal, Quebec knitting facility, to take effect in December 2006. In fiscal 2006, the Company recorded severance charges of $2,141 and other exit costs of $1,640 relating to this restructuring. In addition, in September 2006, the Company recorded an impairment loss of $15,149 on all Canadian textile and related manufacturing assets, and reduced its estimate of the remaining economic lives of these assets. The effect of this change in estimate, amounting to $3,493 for fiscal 2007, was classified as accelerated depreciation and included in “Restructuring and other charges”. The Company does not expect any further amounts to be incurred relating to accelerated depreciation in fiscal 2008.

(b)

During the fourth quarter of fiscal 2006, the Company announced the relocation and consolidation of its U.S. retail distribution centres and the closure of its Canadian distribution centre in Montreal, Quebec, effective October 2006. The Company also announced the closure and downsizing of the sock manufacturing capacity located in North Carolina and Virginia. As at September 30, 2007, assets held for sale include land, building and equipment at these locations. The Company ceased recording depreciation on these assets, which are recorded at the lower of their net book value or fair value less costs to sell. During fiscal 2007, the Company sold some of the assets related to these facilities and recorded a net gain of $1,530.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

16	RESTRUCTURING AND OTHER CHARGES (CONTINUED)

(c)

On March 27, 2007, the Company announced plans to close its two remaining textile facilities in Montreal, Canada and its cutting facility in Bombay, New York, in the fourth quarter of fiscal 2007. In addition, the Company closed two sewing facilities in Mexico in March 2007, which had been supplied with fabric from Gildan’s Canadian textile operations. In fiscal 2007, the Company recorded severance costs of $13,619, primarily relating to these plant closures. As at September 30, 2007, assets held for sale include land, building and equipment at these locations.

Concurrent with the restructuring of the Canadian textile operations, the Company also announced plans to relocate its corporate office, which is currently located in the same facility as was its Montreal knitting operations, into leased premises in the Montreal area. In March 2007, the Company recorded a $3,560 asset impairment loss relating to its corporate head office facility.

During fiscal 2005, the Company closed its two Canadian yarn-spinning facilities, and relocated a major portion of its yarn-spinning equipment to a North Carolina spinning facility operated by CanAm. The components of the charge primarily included a write-down to fair value of the fixed assets not transferred to CanAm of $6,783 and employee severance of $3,688. The fixed assets not transferred to CanAm were classified as held for sale at their estimated fair values. Proceeds from these assets of $4,087 and $5,027 were received in fiscal 2005 and in fiscal 2006, respectively. Severance costs were paid in full in fiscal 2005.

The Company does not expect any further severance charges to be incurred relating to these closures in fiscal 2008.

(d)

During fiscal 2004, the Company expensed $4,614 ($3,184 after tax) representing management’s best estimate of the cost of financial obligations pursuant to an employment contract with the former Chairman and Co-Chief Executive Officer of the Company. The employment contract includes variable components related to the Company’s financial and operating performance to fiscal 2009. This resulted in charges of $1,456 in fiscal 2006 and $1,050 in fiscal 2005. Most of the payments under this contract are payable in Canadian dollars. No charges were incurred in fiscal 2007 relating to this employment contract.

(e)

Other costs relate primarily to exit costs incurred in connection with the closures noted above, including carrying and dismantling costs associated with assets held for sale. Other costs also include temporary incremental duties incurred as a result of the closure of the Company’s Mexican sewing facilities. The Company expects to incur additional carrying costs relating to the assets held for sale, which will be accounted for as restructing charges as incurred during fiscal 2008, until all assets related to the closures are disposed of.

Accounts payable and accrued liabilities include amounts for severance costs relating to restructuring activities and charges to comply with the employment contract, as follows:

Balance, October 2, 2005	$2,782
Severance costs	2,141
Adjustments related to variable components of contractual obligations	1,456
Foreign exchange adjustment	114
Payments	(1,064)

Balance, October 1, 2006	5,429
Severance costs	13,619
Foreign exchange adjustment	234
Payments	(15,034)

Balance, September 30, 2007	$4,248

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
 YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

17	OTHER INFORMATION

(a)	The following items were included in the determination of the Company’s net earnings:

	2007	2006	2005

Depreciation expense of property, plant and equipment	$36,891	$31,006	$24,677
Accelerated depreciation expense of property, plant and equipment	3,493	-	-
Interest expense on long-term debt	4,997	4,253	4,805
Interest expense on short-term indebtedness	361	280	260
Foreign exchange gain (loss)	717	1,578	(1,113)
Defined contribution plan expense	1,360	1,035	688
Amortization expense of deferred start-up costs	1,509	770	502
Amortization of intangible assets	149	353	-
Amortization of deferred financing costs	228	254	436
Investment income	460	1,466	450
Research and development tax credits	646	1,290	761

(b)

During fiscal 2007, the Company expensed $4,693 (2006 - $3,229; 2005 - $4,448) in “Cost of sales”, representing managements’ best estimate of the cost of statutory severance and pre-notice benefit obligations relating to employees located in the Caribbean Basin and Central America. As at September 30, 2007, an amount of $9,373 (2006 - $6,658) has been included in “Accounts payable and accrued liabilities”.

(c)	Supplemental cash flow disclosure:

	2007	2006	2005

Cash paid during the year for:
Interest	$5,447	$4,771	$4,516
Income taxes	4,780	2,031	1,557

Non-cash transactions:
Additions to property, plant and equipment included in accounts payable and accrued liabilities	2,566	2,979	740
Issuance of shares on acquisition of Kentucky Derby	-	460	-
Ascribed value accredited to share capital from issuance of stock options and Treasury RSUs	226	139	135
Reversal of valuation allowance on acquired future tax assets	7,340	-	-
Proceeds on disposal of long-lived assets in long-term receivable	1,855	-	-
Proceeds on disposal of long-lived assets in accounts receivable	1,050	-	-

Cash and cash equivalents consist of:
Cash balances with banks	9,250	27,810	38,802
Short-term investments, bearing interest at 4.90% in 2006 and 3.67% in 2005	-	1,197	31,000

	$9,250	$29,007	$69,802

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
 YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

18	RELATED PARTY TRANSACTIONS

The Company has transactions with Frontier Spinning Mills, Inc., which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The following is a summary of the related party transactions and balances owed:

	2007	2006	2005

Transactions:
Yarn purchases	$103,902	$100,432	$106,820
Management fee expense	750	750	562

Balances outstanding:
Accounts payable	20,130	18,877	15,631

During fiscal 2005, Frontier Spinning Mills, Inc. contributed $2,500 in cash to CanAm.

19	FINANCIAL INSTRUMENTS

(a)	Foreign currency risk management:

A portion of the Company’s sales and operating expenses are denominated in currencies other than U.S. dollars. From time to time, the Company uses forward foreign exchange contracts to hedge its foreign exchange exposure on cash flows related to sales and expenses.

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at September 30, 2007 and October 1, 2006:

	Notional amount		Exchange rate	Maturity	Notional US dollar equivalent

2007
Buy contracts:
Foreign exchange contracts:		€4,425	1.3390 to 1.4222	Oct. 2007 - Dec. 2007	$6,025
Sell contracts:
Foreign exchange contracts:		€13,980	1.3410 to 1.3899	Oct. 2007 - Oct. 2008	$19,096
		£10,801	1.9640 to 2.0331	Oct. 2007 - Oct. 2008	21,501
	CA$	3,800	0.9945	Oct. 2007	3,821

2006
Buy contracts:
Foreign exchange contracts:		€9,756	1.2056 to 1.2696	Oct. 2006 - June 2007	$11,934
	CA$	6,250	0.8961	Oct. 2006	5,600

A forward foreign exchange contract represents an obligation to buy or sell a foreign currency with a counterparty. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions.

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
 YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

19	FINANCIAL INSTRUMENTS (CONTINUED)

(b)	Credit risk:

The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables.

The Company invests available cash in short-term deposits with major North American and European financial institutions.

The Company’s extension of credit involves judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company regularly monitors its credit risk exposure to its customers and takes steps to mitigate the risk of loss. As at September 30, 2007, the Company’s top ten customers accounted for 61.4% (2006 - 57.0%) of the trade receivable balance, of which one customer represented 15.6% (2006 - 18.1%). The remaining trade receivable balances are dispersed among a large number of debtors across many geographic areas including the United States, Canada, Europe and Australasia.

An allowance for doubtful accounts is maintained for credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

(c)	Fair value disclosure:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying values of its short-term financial assets and liabilities approximate their respective fair values as at the balance sheet dates because of the short-term maturity of those instruments. The fair value of the long-term receivable also approximates its carrying amount.

The fair value of long-term debt approximates the carrying value of $59,660 as at September 30, 2007. As at October 1, 2006, the fair value of the long-term debt was $34,479 compared to a carrying amount of $33,861. The fair value of the forward foreign exchange contracts is $(794) (2006 - $502) as at September 30, 2007. The method of calculating fair values for the financial instruments is described below.

The fair value of the Company’s long-term debt bearing interest at fixed rates was calculated using the present value of future payments of principal and interest discounted at the current market rates of interest available to the Company for the same or similar debt instruments with the same remaining maturities. For long-term debt bearing interest at variable rates, the fair value is considered to approximate the carrying value. The fair value of the forward foreign exchange contracts was determined using quoted market values.

(d)	Interest rate risk:

The Company’s exposure to interest rate fluctuations is with respect to long-term debt with a carrying amount of $57,803, which bears interest at floating rates.

20	SEGMENTED INFORMATION

The Company manufactures and sells activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel.

(a)	Sales by major product group:

	2007	2006	2005

Activewear and underwear	$826,252	$743,215	$653,851
Socks	138,177	29,975	-

	$964,429	$773,190	$653,851

GILDAN 2007 ANNUAL REPORT

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
 YEARS ENDED SEPTEMBER 30, 2007, OCTOBER 1, 2006 AND OCTOBER 2, 2005
(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS)

20	SEGMENTED INFORMATION (CONTINUED)

(b)	Major customers and revenues by geographic areas:

	(i)	The Company has one customer accounting for greater than 10% of total sales. This customer accounted for 23.1% of total sales (2006 - 28.2%; 2005 - 28.2%).

	(ii)	Sales were derived from customers located in the following geographic areas:

	2007	2006	2005

United States	$852,522	$680,048	$567,084
Canada	53,336	50,440	46,009
Europe and other	58,571	42,702	40,758

	$964,429	$773,190	$653,851

(c)	Property, plant and equipment by geographic area are as follows:

	2007	2006

Caribbean Basin and Central America	$294,063	$200,170
United States	65,399	68,591
Canada	17,218	31,407
Mexico	937	2,509

	$377,617	$302,677

21	SUBSEQUENT EVENT

On October 15, 2007, the Company acquired 100% of the capital stock of V.I. Prewett & Son, Inc. (Prewett), a U.S. private label supplier of basic family socks to U.S. mass-market retailers. Prewett’s corporate headquarters are located in Fort Payne, Alabama. The Company paid $125,000 on closing, and also placed $10,000 in escrow to provide for a further contingent increase in the purchase price of the acquisition. The funds were drawn under the Company’s revolving long-term credit facility. The Company has not yet finalized the allocation of the purchase price for this acquisition.

The acquisition is intended to enhance further the Company’s position as a full-product supplier of socks, activewear and underwear for the retail channel.

22	COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the current year’s presentation.

GILDAN 2007 ANNUAL REPORT